[redacted]

09041182

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

19
12/31/09

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
DEC 30 2009
Washington, DC
110

SEC FILE NUMBER
8-26318

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/08 (MM/DD/YY) AND ENDING 10/30/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TD Wealth Management Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2005 Market Street, Suite 200
(No. and Street)

Philadelphia	PA	19103
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Marc Rubinsohn, CFO 215-282-7402
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

2001 Market Street	Philadelphia	PA	19103
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

2/3/10

OATH OR AFFIRMATION

I, Marc Rubinsohn, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TD Wealth Management Services, Inc., as of October 30, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NOTARIAL SEAL
ROSEMARY QUINN
Notary Public
PHILADELPHIA CITY, PHILADELPHIA CNTY
My Commission Expires Oct 3, 2013

Signature

Chief Financial Officer

Title

Rosemary Quinn

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TD Wealth Management Services, Inc.

Statement of Financial Condition

As of October 31, 2009

Contents

Ernst & Young LLP
Two Commerce Square
Suite 4000
2001 Market Street
Philadelphia, PA 19103

Tel: +1 215 448 5000
Fax: +1 215 448 4069
www.ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors
TD Wealth Management Services, Inc.

We have audited the accompanying statement of financial condition of TD Wealth Management Services, Inc. (the "Company") as of October 31, 2009. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of TD Wealth Management Services, Inc. as of October 31, 2009, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

December 29, 2009

0912-1118928-PH

TD Wealth Management Services, Inc.

Statement of Financial Condition

October 31, 2009

Assets	
Cash and cash equivalents	$ 91,238,171
Cash on deposit at clearing organization	20,958,340
Receivable from clearing organization	14,013
Loans receivable (net of valuation allowance of $262,127)	695,069
Prepaid expenses	139,357
Accrued income receivable	266,752
Furniture, equipment, and leasehold improvements, at cost (net of accumulated depreciation and amortization of $1,502,583)	1,127,719
Current income tax receivable – due from parent	901,151
Deferred tax asset – due from parent	200,109
Other – receivable from parent	102,241
Total assets	$ 115,642,922
Liabilities and stockholder's equity	
Liabilities:	
Accrued expenses	$ 1,721,813
State and other tax liabilities	303,003
Total liabilities	2,024,816
Stockholder's equity:	
Common stock (authorized 10,000 shares; issued 4,684 shares, no par or stated value)	259,559
Additional capital	66,290,095
Retained earnings	47,068,452
Total stockholder's equity	113,618,106
Total liabilities and stockholder's equity	$ 115,642,922

See accompanying notes.

TD Wealth Management Services, Inc.

Notes to Statement of Financial Condition

October 31, 2009

1. Organization and Nature of Business

TD Wealth Management Services, Inc. (the "Company" or "TD WMSI"), a wholly-owned operating subsidiary of TD Bank, N.A. ("TDNA"), is a registered broker-dealer in securities under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") TDNA is a wholly-owned subsidiary of TD Banknorth, Inc. ("Bancorp"), which is a wholly-owned subsidiary of Toronto Dominion Bank Financial Group, Inc. ("TDBFG").

Prior to April 2008, the Company was a wholly-owned subsidiary of Commerce Bank, N.A. In April 2008, Commerce Bancorp, Inc., the parent company to Commerce Bank, N.A., was acquired by TDBFG. Upon acquisition, TDBFG merged Commerce Bank, N.A. with Banknorth Bank, N.A., and renamed the combined organization TD Bank, N.A.

Prior to March 31, 2009, the Company's legal name was Commerce Capital Markets, Inc. On March 31, 2009, the Company's legal name was changed to TD WMSI.

During the fiscal year, TD WMSI changed its year end from September 30 to October 31 in order to be consistent with Bancorp. Therefore, the financial statements presented herein are for the 13-month period September 30, 2008 through October 31, 2009.

The Company provides investment services, consisting primarily of the sale of investment products, to retail customers. The Company underwrote and traded in state and municipal securities through January 5, 2009 at which time all positions and related business activities were sold to TD Securities, Inc. at market value. The Company also provided corporate and municipal finance services, including private placements and financial advisory services for its customers and the customers of Bancorp until January 5, 2009 when TD Securities took over this business as well.

The Company clears its securities transactions on a fully disclosed basis through National Financial Services LLC (the "clearing broker").

2. Significant Accounting Policies

Significant accounting policies are summarized as follows:

Cash and Cash Equivalents

Cash and cash equivalents are highly liquid unencumbered investments, including money market funds and U.S. Treasury Bills, with original maturities of less than ninety days that are not held for sale in the ordinary course of business. The carrying amount of cash and cash equivalents in the statement of financial condition approximates its fair value.

2. Significant Accounting Policies (continued)

Securities Transactions

Securities transactions in regular-way trades are accounted for on a trade-date basis with the resulting receivables and payables classified as amounts due to or from pending transactions. Prior to January 5, 2009, securities owned consisted primarily of state and municipal obligations, which were valued at fair value. Gains and losses from the sale of these securities are reflected in current earnings in the statement of operations as part of net trading income. The Company continues to engage in trading in U.S. Treasury Bills for its own portfolio and they are reflected at fair value.

Loans Receivable

The Company has loans to certain employees of the Company, some of which are forgivable over future periods if certain performance and tenure conditions are met. The remainder are payable in accordance with a payment schedule or on demand in an event of default. Management evaluates the collectibility of these loan receivables and adjusts the carrying value for any amounts determined to be uncollectible by recording a valuation allowance. For those loans that are forgivable, the Company amortizes the balances into compensation expense ratably over the contractual service period.

Income Taxes

The Company is included in the consolidated federal income tax return filed by Bancorp. In accordance with the tax allocation policy of the consolidated group, the Company determines its federal income tax liability or receivable based on its share of the consolidated taxable income or loss and makes payments to or receives payments from Bancorp.

Deferred income taxes have been provided for the effects of temporary differences between financial reporting and tax bases of assets and liabilities and have been measured using the enacted marginal tax rates and laws that are currently in effect.

The Company follows the provisions of FASB Interpretation (FIN) No. 48, *Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109*, effective as of January 1, 2007. Under FIN No. 48, recognition of a tax benefit occurs when a tax position is more-likely-than-not to be sustained upon examination, based solely on its technical merits. The recognized benefit is measured as the largest amount of benefit which is more-likely-than-not to be realized on ultimate settlement, based on a cumulative probability basis. A tax position failing to qualify for initial recognition is recognized in the first interim period in which it meets the FIN

2. Significant Accounting Policies (continued)

Income Taxes (continued)

No. 48 statute of limitations. De-recognition of a previously recognized tax position would occur if it is subsequently determined that the tax position no longer meets the more-likely-than-not threshold of being sustained. The Company does not have any tax positions for which a liability has been established or is otherwise unrecognized.

Furniture, Equipment, and Leasehold Improvements

All furniture, equipment, and leasehold improvements are recorded at cost.

Financial Instruments

The inputs and valuation techniques used to measure fair value are summarized into the three levels of the fair value hierarchy as described below:

- Level 1 – Unadjusted quoted prices in active markets for identical, unrestricted assets or liabilities that the Company has the ability to access at the measurement date.
- Level 2 – Quoted prices which are not active, or inputs that are observable (either directly or indirectly) for substantially the full term of the asset or liability.
- Level 3 – Prices, inputs or exotic modeling techniques which are both significant to the fair value measurement and unobservable (supported by little or no market activity).

Investments are classified within the level of the lowest significant input considered in determining fair value. Investments classified within Level 3, whose fair value measurement considers several inputs, may include Level 1 or Level 2 inputs as components of the overall fair value measurement. The table that follows sets forth information about the level within the fair value hierarchy at which the Company's investments are measured at October 31, 2009.

2. Significant Accounting Policies (continued)

Assets Measured at Fair Value

	Cash Equivalents	Total
Level 1	$ 70,002,434	$ 70,002,434
Level 2	–	–
Level 3	–	–
Total	$ 70,002,434	$ 70,002,434

The following is a reconciliation of the investments in which significant unobservable inputs (Level 3) were used in determining value:

Beginning balance as of September 30, 2008	$ 43,293,750
Transfers from level 2	–
Change in unrealized appreciation (depreciation)	–
Net purchase/sales from affiliates	(43,293,750)
Ending balance as of October 31, 2009	$ –

At October 31, 2009, cash equivalents owned by the Company are comprised of U.S. Treasury Bills and a money market mutual fund with a market value of $70,002,434.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Actual results could differ from those estimates.

3. Loans Receivable

Loans receivable at October 31, 2009 is comprised of $957,196 of loans given to non-management employees. These loans are five years in length and are forgivable depending upon the conditions in the Promissory Notes signed by the employees. A valuation allowance of $262,127 against this receivable has been established for employees that were issued Promissory Notes who subsequently left the Company, and management has made the determination that collectability is in doubt.

4. Income Taxes

At October 31, 2009, the Company had a federal deferred tax asset of $176,036 related primarily to reserve for bad debts and other timing differences.

5. Related Party Transactions

Through October 31, 2009, the Company provided administrative services to Commerce Brokerage Insurance Services, Inc. ("CBIS"), an affiliated insurance company.

The Company and TDNA reimburse each other for various shared services and certain employee benefit costs made on each other's behalf, in the ordinary course of business. At October 31, 2009, the Company recorded a receivable of $102,241 for reimbursements owed from TDNA, included in other receivable from parent on the statement of financial condition. Contributions made to Bancorp's defined contribution plan were $412,275 during the period ended October 31, 2009.

Bancorp and certain other affiliates provide but do not charge the Company for administrative services, information systems support, training, internal audit services, credit analysis, and general support services. At October 31, 2009, the Company recorded a payable of $0 for payments owed to Bancorp included in other liabilities on the statement of financial condition. The financial condition and results of operations may have been significantly different had the Company been autonomous.

The Company's inventory and normal operating needs are funded through capital contributions from TDNA on an as-needed basis. Excess capital not utilized by the Company is distributed to TDNA as a return of capital. Any temporary capital received from TDNA is not allowable capital pursuant to the Uniform Net Capital Rule (Rule 15c3-1) of the Securities and Exchange Commission ("SEC").

Cash on deposit with Bancorp and its bank subsidiaries was $13,106,225 at October 31, 2009. Additionally, the Company has short-term investments in a money market fund advised by the Company of $10,001,968, which is included in cash and cash equivalents.

On January 5, 2009, the Company sold it's entire state and municipal securities portfolio to TD Securities, Inc., and affiliate under common ownership to the Company. The sale was transacted at fair value for total proceeds of $122,528,421. Because these securities were held at fair value previous to the sale to TD Securities, Inc., there was no gain or loss as a result of the transaction. Management also transferred certain employees and business activities to TD Securities, Inc., including its state and municipal underwriting activities, and its trading activities.

6. Litigation and Regulatory Matters

The Company is subject to examinations in the ordinary course of business, from various regulating bodies, including the SEC and FINRA and there may be findings that result in the Company being subject to fines and or penalties as a result of matters discovered during these reviews. To the extent there is an amount to be paid by the Company and material to the financial statements, management will accrue and disclose such amounts.

7. Indemnifications

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including sub-custodians and third-party brokers, improperly execute transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

8. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. In addition, the Company may not allow the withdrawal of equity capital or payment of dividends if the resulting net capital ratio would exceed 10 to 1.

At October 31, 2009, the Company had net capital of $89,826,490, which was $89,691,502 in excess of the required net capital of $134,988. The Company's ratio of aggregate indebtedness to net capital was .02 to 1.

Under the clearing arrangement with the clearing broker, the Company is required to maintain certain minimum levels of net capital and comply with other financial ratio requirements. At October 31, 2009, the Company was in compliance with all such requirements.

9. Subsequent Events

On November 18, 2009, the entity merged with Bancnorth Investment Group and transferred all client accounts to one broker-dealer under TD Bank, N.A.

In December 2009, the Company, with its Parent, agreed to purchase approximately $20.8 million of auction rate securities from a group of customers at par value. These securities were immediately sold to the Parent or an affiliate of the Parent at par value, and therefore there was no impact to net capital due to the repurchase.

Management has evaluated whether any events or transactions occurred subsequent to October 31, 2009 through December 29, 2009, the date of issuance of the Company's financial statements, and determined that other than the matter discussed above, there are no material events or transactions that would require recognition or disclosure in the Company's financial statements.

ERNST & YOUNG

Ernst & Young LLP
Two Commerce Square
Suite 4000
2001 Market Street
Philadelphia, PA 19103

Tel: +1 215 448 5000
Fax: +1 215 448 4069
www.ey.com

Report of Independent Accountants on Applying Agreed-Upon Procedures

To the Board of Directors and Management of TD Wealth Management Services, Inc.:

We have performed the procedures enumerated below, which were agreed to by the Board of Directors and management of TD Wealth Management Services, Inc. (the "Company"), the Securities Investor Protection Corporation (SIPC), the Securities and Exchange Commission, and the Financial Industry Regulatory Authority, in accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934. We performed the procedures solely to assist the specified parties in evaluating TD Wealth Management Services, Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T) for the period April 1, 2009 through October 31, 2009, that was postmarked December 30, 2009 and mailed to SIPC. Management has represented to us that through discussions with SIPC, the mailing of the form to SIPC, postmarked within a 60 day period, represents a timely filing. TD Management's management is responsible for TD Wealth Management Services, Inc's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

Procedure 1. *Compare the listed assessment payments in Form SIPC-7T with respective cash disbursement record entries.*

We compared amount in line "G. PAID WITH THIS FORM" from page 1 of the Form SIPC-7T to the cash disbursement records of the Company, and to the copy of the check enclosed with the SIPC-7T form, postmarked December 30, 2009 and mailed to SIPC through United Postal Service, and found them to be in agreement.

Procedure 2. *Compare the amounts derived from the FOCUS reports for the period April 1, 2009 through October 31, 2009 with the amounts reported in Form SIPC-7T for the period April 1, 2009 through October 31, 2009.*

We performed the following procedures related to the amounts derived directly from the FOCUS reports as reported on the Form SIPC-7T:

SIPC-7T Line Item	**Procedure**
2a.Total Revenue	We agreed the amount of total revenue from the SIPC-7T to the sum of the amounts found on line 12/Part IIA Line 9, Code 4030 from the Company's FOCUS reports filed for the periods April 1, 2009 through June 30, 2009, July 1 through September 30, 2009, and October 1 through October 31, 2009 without exception.

Procedure 3. *Compare any adjustments reported in Form SIPC-7T with supporting schedules and working papers.*

We performed the following procedures related to the adjustments on the Form SIPC-7T:

SIPC-7T Line Item	**Procedure**
2c. Deductions: (1)	We agreed the amount on line 2c.(1) on page 2 of the SIPC-7T to amounts derived from the supporting schedules prepared by the Company entitled "2c Deductions (1), dated December 29, 2009, which is derived from the accounting records used to prepare the FOCUS reports filed for the periods April 1, 2009 through June 30, 2009, July 1 through September 30, 2009, and October 1 through October 31, 2009.
2c. Deductions: (3)	We agreed the amount in line 2c.(3) on page 2 of the SIPC-7T to amounts derived from the accounting records and supporting schedules prepared by the Company entitled "2c.Deductions (3)", dated December 29, 2009, which is derived from the accounting records used to prepare the FOCUS reports filed for the periods April 1, 2009 through June 30, 2009, July 1 through September 30, 2009, and October 1 through October 31, 2009.

ERNST & YOUNG

Procedure 4. *Prove the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related supporting schedules and working papers supporting the adjustments.*

We proved the arithmetical accuracy of the calculations reflected in the Form SIPC-7T, filed by the Company on December 30, 2009, and on the related supporting schedules and working papers supporting the adjustments, without exception.

* * * * * * *

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T) for the April 1, 2009 through October 31, 2009. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

December 30, 2009

Ernst & Young LLP

Assurance | Tax | Transactions | Advisory

About Ernst & Young

Ernst & Young is a global leader in assurance, tax, transaction and advisory services. Worldwide, our 130,000 people are united by our shared values and an unwavering commitment to quality. We make a difference by helping our people, our clients and our wider communities achieve potential.

www.ey.com

Statement of Financial Condition

TD Wealth Management Services, Inc.
As of October 31, 2009
With Report of Independent
Registered Public Accounting Firm

Ernst & Young LLP

Ernst & Young

0912-1118928-PH